Exhibit 99.4

November 29, 2002

Nexus Venture Capital Lawyers
3400 — 666 Burrard Street
Vancouver, B.C. V6C 2X8

Attention: Darren Devine

Dear Mr. Devine:

Re:	EVEolution Ventures Inc. (the “Company”) Qualifying Transaction (“QT”) Submission #76829

We wish to advise that we have conditionally approved the additional listing of up to 31,022,916 common shares pursuant to the Company’s QT and related transactions of which:

1.	8,600,000 shares will be issued at a deemed price of US$0.50 per share pursuant to the Company’s QT whereby all of the issued and outstanding limited partnership units of Peru Exploration Venture LLP (“Peru Exploration”) and all of the issued and outstanding shares of Bear Creek Mining Company (“BCMC”) will be acquired. In addition, the transfer, for nominal consideration, of 2,400,000 CPC escrowed shares currently held by the existing principals of the Company to the security holders of Peru and BCMC;

2.	1,300,000 shares to be issued at US$0.50 per share pursuant to the BCMC loan units and 1,300,000 shares to be reserved pursuant to the exercise of 650,000 Series A at an exercise price of US$0.50 per share for a one year period and 650,000 Series B warrants at an exercise price of US$0.75 per share for a one year period forming part of the BCMC loan units;

3.	11,000,000 shares to be issued at US$0.50 per share pursuant to the Prospectus Offering and 5,500,000 shares reserved pursuant to the exercise of Series C warrants at an exercise price of US$0.75 per share for a one year period forming part of the Prospectus Offering Units. In addition, 1,320,000 shares are to be reserved pursuant to the exercise of Agent’s warrants at US$0.50 per share for a one year period;

4.	1,855,000 shares to be reserved pursuant to the exercise of stock options at US$0.50 per share for a five year term; and

5.	up to 147,916 shares are to be issued as bonus shares pursuant to the $177,500 interim loan.

In addition, we accept notice of the Company’s name change to Bear Creek Mining Corporation and the implementation of a Stock Option Plan providing for the granting of up to 4,560,000 stock options.

Suite 2700, P.O. Box 11633, 650 West Georgia Street Vancouver, BC Canada V6B 4N9
TEL (604) 689-3334   FAX (604) 688-5041   www.tsx.ca

January 20, 2003
Page two

Our final acceptance is conditional upon receipt of the following:

1.	Consent and comfort (if applicable) letters for all parties (i.e., auditors, engineers, etc.) whose opinions form part of the Information Circular.

2.	All material contracts pursuant to the QT, if not already provided. If draft copies were previously provided, we will require final copies.

3.	Notarially certified or originally executed copies of the Voluntary Pooling Agreement, Tier 2 Value Security Escrow Agreement, and CPC Escrow Agreement. We advise that the Exchange will be conducting a reconciliation of the amount of shares to be subject to each of the draft escrow/pooling agreements. The escrow/pooling agreements should not be executed until the Exchange is satisfied with the reconciliation.

4.	Notarially certified copy of the Scrutineer’s Report that details the results of the shareholders’ vote to approve the QT and related transactions, confirming that no related parties voted on the resolution.

5.	Legal opinion stating that all closing conditions pursuant to the QT (except Exchange acceptance) have been either satisfied or waived and that the shares issuable have been issued as fully-paid and non-assessable.

6.	In regards to the Prospectus Offering, documentation as set forth under Policy 4.2, Section 1.2 and a Distribution Summary Statement (Form 2E) prepared and executed by Haywood Securities Inc.

7.	A Summary Form — Incentive Stock Options (Form 4G).

8.	A Name Change without Consolidation or Split Filing Form (Form 5H) along with supporting documentation as prescribed in the form. Refer to Policy 5.8 as it relates to name change procedures. We confirm that the trading symbol “BCM” has been reserved.

9.	Evidence that the Company, upon closing of the QT, will meet Tier 2 distribution and market capitalization requirements pursuant to Policy 2.5, Section 4.1 & 4.2 respectively.

10.	The balance of listing fees in the amount of $31,986.31 (GST inclusive) of which (i) $9,202 relates to the QT, (ii) $1,070 relates to the transfer of escrowed shares, (iii) $3,317 relates to the bridge loan shares, (iv) $16,050 relates to the Prospectus Offering, (v) $802.50 relates to the Stock Option Plan, (vi) $1,009.81 relates to the bonus shares, and (vii) $535 relates to the name change. The outstanding amount for the QT is calculated after adjusting for the $5,350 fee previously submitted. Please quote Submission #76829 pursuant to the RTO fees,

January 20, 2003
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Submission #79694 pursuant to the escrow transfer fees, Submission #79696 pursuant to the bridge loan fees, Submission #79695 pursuant to the Prospectus fees, Submission #79698 pursuant to the Stock Option Plan fees, Submission #79697 pursuant to the bonus share fees, and Submission #79699 pursuant to the name change fees, when submitted.

Further comments or requests for information may be forthcoming with respect to the Exchange’s review of the above.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3126 / FAX: (604) 844-7502 / EMAIL: gary.lee@tsxventure.com.

Yours truly,

Gary Lee
Corporate Analyst
Corporate Finance

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